**Term sheet**
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 51-I dated November 9, 2006*

Term Sheet No. 1 to
Product Supplement 51-I
Registration Statement No. 333-130051
Dated November 9, 2006; Rule 433



| Structured Investments | **JPMorgan Chase & Co.**<br>**$**<br>**Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities due November 16, 2009** |
|---|---|

### General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 16, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a weighted basket of five commodities over the next three years. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about November 10, 2006 and are expected to settle on or about November 16, 2006.

### Key Terms

| | |
|---|---|
| Basket: | The notes are linked to a basket consisting of Primary Aluminum ("Aluminum," Bloomberg symbol "LOAHDY"), IPE Brent Blend Crude Oil ("Brent Crude," Bloomberg symbol "CO1"), Copper Grade A ("Copper," Bloomberg symbol "LOCADY"), Primary Nickel ("Nickel," Bloomberg symbol "LONIDY") and Special High Grade Zinc ("Zinc," Bloomberg symbol "LOZSDY") (each a "Basket Commodity" and together the "Basket Commodities"). |
| Commodity Weightings: | The Aluminum Weighting is 30%, the Brent Crude Weighting is 20%, the Copper Weighting is 25%, the Nickel Weighting is 12.5% and the Zinc Weighting is 12.5% (each a "Commodity Weighting" and, collectively, the "Commodity Weightings"). |
| Payment at Maturity: | At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero. |
| Additional Amount: | The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero. |
| Participation Rate: | At least 163%. The actual Participation Rate will be determined on the pricing date and will not be less than 163%. |
| Basket Return: | $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$ |
| Starting Basket Level: | Set equal to 100 on the pricing date, which is expected to be November 10, 2006. |
| Ending Basket Level: | The Basket Closing Level on the Observation Date. |
| Basket Closing Level: | The Basket Closing Level on the Observation Date will be calculated as follows:<br><br>100 x [1 + (Aluminum Return * 30%) + (Brent Crude Return * 20%) + (Copper Return * 25%) + (Nickel Return * 12.5%) + (Zinc Return * 12.5%)]<br><br>The Aluminum Return, Copper Return, Nickel Return and Zinc Return set forth in the formula above reflect the performance of each relevant Basket Commodity, expressed as a percentage, from the official U.S. dollar cash buyer settlement price quoted by the London Metal Exchange (the "LME") on the pricing date to the official U.S. dollar cash buyer settlement price quoted by the LME on the Observation Date. The Brent Crude Return set forth in the formula above reflects the performance of Brent Crude, expressed as a percentage, from the official U.S. dollar cash settlement price per barrel quoted by ICE Futures (the "ICE Futures") for Brent Crude of the futures contract in respect of the first nearby month on the pricing date to the official U.S. dollar cash settlement price per barrel quoted by ICE Futures for Brent Crude of the futures contract in respect of the first nearby month on the Observation Date. |
| Observation Date: | November 10, 2009* |
| Maturity Date: | November 16, 2009* |
| CUSIP | 48123JJU4 |

\*    Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 51-I.

**Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 51-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 51-I and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1)    If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $42.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $42.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-35 of the accompanying product supplement no. 51-I.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**JPMorgan**

November 9, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 51-I dated November 9, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 51-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 51-I dated November 9, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003470/e25540_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

**Selected Purchase Considerations**

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate[†], *provided* that this payment (the Additional Amount) will not be less than zero.
  [†] The Participation Rate will be determined on the pricing date and will not be less than 163%.
- **DIVERSIFICATION AMONG THE BASKET COMMODITIES**— The return on the notes is linked to the value of a group of commodities and enable you to participate in potential increases in the value of these commodities during the term of the notes. The Basket consists of five commodities—Aluminum, Copper, Nickel and Zinc, which are traded on the LME, and Brent Crude, which is traded on ICE Futures. The value of the Basket is based on the official U.S. dollar cash buyer settlement price per metric ton of Aluminum, Copper, Nickel and Zinc quoted by the LME, and the official U.S. dollar cash settlement price per barrel of Brent Crude of the futures contract in respect of the first nearby month, in each case as reported by Bloomberg Financial Markets. For additional information about the Basket and each Basket Commodity, please see "The Basket" in the accompanying product supplement no. 51-I.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 51-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield, " as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced November 8, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.18%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.18%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

**Selected Risk Considerations**

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Commodities or any contracts relating to the Basket Commodities for which there is an active secondary market. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 51-I dated November 9, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
- **INVESTMENTS RELATED TO THE VALUE OF THE BASKET COMMODITIES MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The value of each Basket Commodity is subject to variables that may be less significant to the values of securities such as stocks and bonds. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events,

changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on metal or crude oil prices and metal- or crude oil-linked instruments than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the prices of the Basket Commodities to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **NO INTEREST PAYMENTS OR RIGHTS AVAILABLE IN INSTRUMENTS LINKED TO THE BASKET COMMODITIES OR RELATED COMMODITIES CONTRACTS DIRECTLY** — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of forward or futures contracts on or other instruments linked to the Basket Commodities have. The return on your notes will not reflect the return you would realize if you actually purchased the Basket Commodities or exchange-traded or over-the-counter instruments based on any of the Basket Commodities.

- **THE MARKET PRICE OF OIL WILL AFFECT THE VALUE OF THE NOTES** — Because the Brent Crude futures contract in respect of the first nearby month makes up 20% of the Basket, we expect that generally the market value of the notes will depend in part on the market price of oil. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries ("OPEC"). OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Commodities;
  - the market price of the physical commodities upon which the futures contracts that compose the applicable Basket Commodity are based or the exchange-traded futures contracts on the Basket Commodities;
  - the time to maturity of the notes;
  - supply and demand trends for each of the Basket Commodities at any time;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the various currencies relevant to the Basket; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 163%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

| Ending Basket Level | Basket Return | Basket Return x Participation Rate (163%) | Additional Amount | | Principal | | Payment at Maturity |
|---|---|---|---|---|---|---|---|
| 180 | 80.00% | 130.40% | $1,304 | + | $1,000 | = | $2,304 |
| 170 | 70.00% | 114.10% | $1,141 | + | $1,000 | = | $2,141 |
| 160 | 60.00% | 97.80% | $978 | + | $1,000 | = | $1,978 |
| 150 | 50.00% | 81.50% | $815 | + | $1,000 | = | $1,815 |
| 140 | 40.00% | 65.20% | $652 | + | $1,000 | = | $1,652 |
| 130 | 30.00% | 48.90% | $489 | + | $1,000 | = | $1,489 |
| 120 | 20.00% | 32.60% | $326 | + | $1,000 | = | $1,326 |
| 110 | 10.00% | 16.30% | $163 | + | $1,000 | = | $1,163 |
| 105 | 5.00% | 8.15% | $82 | + | $1,000 | = | $1,082 |
| **100** | **0.00%** | **0.00%** | **$0** | **+** | **$1,000** | **=** | **$1,000** |
| 90 | -10.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 80 | -20.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 70 | -30.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 60 | -40.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 50 | -50.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 40 | -60.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 30 | -70.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |
| 20 | -80.00% | 0.00% | $0 | + | $1,000 | = | $1,000 |

## Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

### Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level, the Additional Amount is equal to $326 and the final payment at maturity is equal to $1,326 per $1,000 principal amount note calculated as follows:

$$\$1,000 + (\$1,000 \times [(120\text{-}100)/100] \times 163\%) = \$1,326$$

### Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

### Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level, the Additional Amount is equal to $163 and the final payment at maturity is equal to $1,163 per $1,000 principal amount note calculated as follows:

$$\$1,000 + (\$1,000 \times [(110\text{-}100)/100] \times 163\%) = \$1,163$$

## Historical Information

The following graphs show the weekly performance of each Basket Commodity as well as the Basket as a whole from January 5, 2001, through November 3, 2006.  The graph of the historical Basket performance assumes the Basket level on January 5, 2001 was 100 and the Commodity Weightings specified on the cover of this term sheet on that date.  The Aluminum closing level on November 7, 2006 was 2792.  The Brent Crude closing level on November 7, 2006 was 58.48.  The Copper closing level on November 7, 2006 was 7396.  The Nickel closing level on November 7, 2006 was 32390.  The Zinc closing level on November 7, 2006 was 4541.

We obtained the various Basket Commodity closing levels below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.  The historical levels of each Basket Commodity and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Commodity on the Observation Date.  We cannot give you assurance that the performance of the Basket Commodities will result in the return of more than the principal amount of your initial investment.









JPMorgan Structured Investments —
**Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities**

TS- 3





## Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —
**Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities**

TS- 4